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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 05 2018

Washington DC

408

SEC FILE NUMBER
8-69122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coit Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 Francisco Street
(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R Prescott Nasser — 650-208-4205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler, LLP (PCAOB #4014)
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive	Redwood City	CA	94065
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, R Prescott Nasser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coit Capital Securities, LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

3/1/18

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to ~~(or affirmed)~~ before me on this 1st day of March 2018, by Richard Nasser proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

R. LOZADA
COMM. #2076673
Notary Public · California
San Francisco County
Comm. Expires Aug 2, 2018

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
COIT CAPITAL SECURITIES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLC (a California limited liability company) (the "Company") as of December 31, 2017, and the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 6 to the financial statements, the Company's California business license was suspended as of December 31, 2017. Management expects that the license will be reinstated in the near future. Our opinion is not modified with respect to this matter.

Three Lagoon Drive, Suite 400 **Redwood City**, CA 94065 t. 650.365.4646 f. 650.368.4055
220 Montgomery Street, Suite 300 **San Francisco**, CA 94104 t. 415.392.2123 f. 415.392.1720
1735 Technology Drive, Suite 410 **San Jose**, CA 95110 t. 408.766.6000 f. 408.454.0148

WWW.SEILER.COM MEMBER HLB INTERNATIONAL

Supplemental Information

The supplementary information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seiler LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 23, 2018

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2017

ASSETS	
Cash	$ 233,038
Receivable from Member	800
Prepaid Expenses	6,638
TOTAL ASSETS	**$ 240,476**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$ 33,439
Unearned Revenue	17,500
Total Liabilities	**$ 50,939**
Equity	**$ 189,537**
TOTAL LIABILITIES AND EQUITY	**$ 240,476**

[1] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS[2]

For the year ended December 31, 2017

Income	
Deal Income	$ 626,530
Total Income	**$ 626,530**
Expenses	
Commissions and fees	328,500
Legal and Professional Fees	65,574
Regulatory	5,803
Travel and Other Business Expenses	5,891
Taxes	3,300
Compliance Fees	2,772
Total Expenses	**$ 411,840**
Net Operating Income	**$ 214,690**
Interest Earned	305
Net Income	**$ 214,995**

[2] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]
For the year ended December 31, 2017

		MEMBER'S EQUITY
BALANCE, JANUARY 1, 2017	$	377,042
Contributions		-
Distributions		(402,500)
Net Income		214,995
BALANCE, DECEMBER 31, 2017	**$**	**189,537**

[3] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS[4]

For the year ended December 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	214,995
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Receivable from Member		(800)
Increase in Prepaid Expenses		(4,288)
Decrease in Accounts Payable (A/P)		(97,308)
Increase in Unearned Revenue		17,500
Net cash provided by operating activities		**130,099**
CASH FLOW FROM FINANCING ACTIVITIES		
Member Contributions		-
Member Distributions		(402,500)
Net cash used by financing activities		**(402,500)**
Net cash decrease for the year		**(272,401)**
CASH AS BEGINNING OF THE YEAR		505,439
CASH AT END OF THE YEAR	**$**	**233,038**

[4] The accompanying notes are an integral part of the financial statements

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California single member limited liability company (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage backed securities, residential mortgage backed securities, asset-backed securities and esoteric assets. The Company was formed March 28, 2012 and received FINRA approval to commence operations on July 16, 2013

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is

reasonably possible that the Company's estimates may change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Unearned revenue is recorded as a liability until the revenue recognition criteria have been met.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. The Company has reviewed its tax positions

for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been required.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All years are subject to California state tax examinations and all years after 2014 are subject to Federal tax examinations.

Concentration of Credit Risk:

The company maintains it's cash in a bank deposit account which, at times, may exceed federal insured limits. The company has not experienced any losses in this account, and management believes it is not exposed to any significant credit risk related to cash.

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May 2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate

performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. The company is currently evaluating the impact that Topic 606, as amended, will have on its financial position and results of operation.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2017, the Company had net capital of approximately $182,099 and net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1836 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. MAJOR CUSTOMERS

The Company had one customer whose revenue individually represented 90% of the Company's total revenue.

5. RELATED PARTY TRANSACTIONS

The receivable from member consists of a receivable related to an over-reimbursed expense. The balance will be paid to the company in 2018.

6. CONTINGENCY

The Company's California business license was in suspense as of December 31, 2017, this is due to a late filing of the company's 2016 state of information to the secretary of state. The company also received a notice of taxes due to the California Franchise Tax board. Both notices were initially missed due the companies change in address during the year. Management

has submitted the outstanding filing and payment in January 2018, upon learning of the suspension. Management received a confirmation from the secretary of state reinstating the business license and expects that the license will be reinstated on the Sectary of State website once the franchise board has confirmed received of the taxes requested.

7. SUBSEQUENT EVENTS

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017.The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the partnership because, as a partnership, it is not subject to federal income tax and the tax effect of its activities accrues to the partners.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total members' equity from the Statement of Financial Condition	$	189,537
Less nonallowable assets:		
Receivable from Member		800
Prepaid expenses		6,638
Net capital before haircuts on securities positions		182,099
Haircuts on securities		-
Net Capital	$	182,099

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Account payable	$	33,439
Total aggregate indebtedness	$	33,439

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,229
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Net capital in excess of min. required	$	177,099
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	176,099
Ratio: Aggregate indebtedness to net capital		0.1836 to 1
Percentage of aggregate indebtedness to net capital		18.36%

There were no material differences in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
COIT CAPITAL SECURITIES, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Coit Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Seiler LLP
San Francisco, CA
February 23, 2018

Three Lagoon Drive, Suite 400 **Redwood City**, CA 94065 t. 650.365.4646 f. 650.368.4055
220 Montgomery Street, Suite 300 **San Francisco**, CA 94104 t. 415.392.2123 f. 415.392.1720
1735 Technology Drive, Suite 410 **San Jose**, CA 95110 t. 408.766.6000 f. 408.454.0148

COIT
CAPITAL

To FINRA

The amended SEC Rule 17a-5 requires broker dealers not exempt from SEC Rule 15c3-3 to file a compliance report with its annually audited financial statements. The same rule requires broker dealers exempt from SEC Rule 15c3-3 (§240.15c3-3) to file an exemption report with the annually audited financial statements which identifies the provisions in paragraph (k) of SEC Rule 15c3-3, under which the broker dealer claims an exemption.

Coit Capital Securities, LLC claimed an exemption from SEC Rule 15c3-3 (§240.15c3-3) under the following provisions of SEC Rule 15c3-3(k)(2)(ii).

Coit Capital Securities, LLC met the exemption provisions under provision (k)(2)(ii) during the 2017 fiscal year as we clear all securities transactions with a clearing broker dealer. In 2017 we had no securities transactions.

To the best of my knowledge and belief, Coit Capital Securities LLC has met the above exemption without exception for the period from January 1, 2017 to December 31, 2017.

S R Nasser

Stephen Nasser

Managing Director & Chief Compliance Officer

Coit Capital Securities, LLC